# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONFLUENT, INC., CIK 0001699838
CUSIP: 20717M103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 899 W. EVELYN AVENUE, MOUNTAIN VIEW, California (CA), 94041
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-022715
Filed by CIK 0001868976

## Reporting persons
- Edward Jay Kreps: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 21,481,012; shared voting power 149,984; sole dispositive power 21,445,071; shared dispositive power 2,149,984; aggregate amount beneficially owned 23,630,996 (7.7% of the class)
  Comment: Row 5 includes 15,645,000 shares of Class B Common Stock, 5,798,305 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of March 31, 2025, and 37,707 shares of Class A Common Stock that may be acquired upon the settlement of outstanding RSUs within 60 days of March 31, 2025.
  
  Row 7 includes 15,645,000 shares of Class B Common Stock, 5,762,364 shares of Class B Common Stock issuable pursuant to stock options that are vested and exercisable within 60 days of March 31, 2025 (but excludes 35,941 shares of Class B Common Stock issuable pursuant to stock options that, although exercisable, will not vest within 60 days of March 31, 2025), and 37,707 shares of Class A Common Stock that may be acquired upon the settlement of outstanding RSUs within 60 days of March 31, 2025.
- Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 149,984; sole dispositive power 0; shared dispositive power 149,984; aggregate amount beneficially owned 149,984 (0.1% of the class)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (0.3% of the class)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (0.3% of the class)

## Item 1. Issuer
Name of issuer: CONFLUENT, INC.
Address of issuer's principal executive offices: 899 W. EVELYN AVENUE, MOUNTAIN VIEW, CA, 94041.

## Item 2. Person Filing
Name of person filing:
Edward Jay Kreps
Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust ("Revocable Trust")
GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019 ("Irrevocable Trust I")
GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019 ("Irrevocable Trust II")
Address of principal business office or, if none, residence:
Edward Jay Kreps - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Revocable Trust - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Irrevocable Trust I - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Irrevocable Trust II - c/o Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041
Citizenship:
Edward Jay Kreps - United States
Revocable Trust - California
Irrevocable Trust I - Delaware
Irrevocable Trust II - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Includes 15,645,000 shares of Class B Common Stock held by Edward Jay Kreps, 149,984 shares of Class B Common Stock held by the Revocable Trust, 1,000,000 shares of Class B Common Stock held by the Irrevocable Trust I, 1,000,000 shares of Class B Common Stock held by the Irrevocable Trust II, 5,798,305 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of March 31, 2025, and 37,707 shares of Class A Common Stock that may be acquired upon the settlement of outstanding RSUs within 60 days of March 31, 2025. The Class B Common Stock is convertible at the holder's option into the Issuer's Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class: Based on (i) 285,227,996 shares of the Issuer's Class A Common Stock issued and outstanding and (ii) 54,502,348 shares of the Issuer's Class B Common Stock (together with the Class A Common Stock, the "Common Stock") issued and outstanding, in each case, as of March 31, 2025, and the information set forth in (a) above, Edward Jay Kreps beneficially owned 6.8% of the Issuer's outstanding Common Stock, representing 24.3% of the total voting power of the Issuer's outstanding Common Stock, and beneficially owned 7.7% of the Issuer's Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by Mr. Kreps as converted for purposes of computing this percentage), the Revocable Trust beneficially owned 0.0% of the Issuer's outstanding Common Stock, representing 0.2% of the total voting power of the Issuer's outstanding Common Stock, and beneficially owned 0.1% of the Issuer's Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Revocable Trust as converted for purposes of computing this percentage), the Irrevocable Trust I beneficially owned 0.3% of the Issuer's outstanding Common Stock, representing 1.2% of the total voting power of the Issuer's outstanding Common Stock, and beneficially owned 0.3% of the Issuer's Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Irrevocable Trust I as converted for purposes of computing this percentage), and the Irrevocable Trust II beneficially owned 0.3% of the Issuer's outstanding Common Stock, representing 1.2% of the total voting power of the Issuer's outstanding Common Stock, and beneficially owned 0.3% of the Issuer's Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Irrevocable Trust II as converted for purposes of computing this percentage). Mr. Kreps and his spouse serve as trustees over the shares held by the Revocable Trust and exercise shared voting and dispositive power over such shares. Mr. Kreps and his spouse serve as investment trustees over the shares held by the Irrevocable Trust I and Irrevocable Trust II and exercise shared dispositive power over such shares.
Sole power to vote or to direct the vote:
Edward Jay Kreps - 21,481,012
Revocable Trust - 0
Irrevocable Trust I - 0
Irrevocable Trust II - 0
Shared power to vote or to direct the vote:
Edward Jay Kreps - 149,984
Revocable Trust - 149,984
Irrevocable Trust I - 0
Irrevocable Trust II - 0
Sole power to dispose or to direct the disposition:
Edward Jay Kreps - 21,445,071
Revocable Trust - 0
Irrevocable Trust I - 0
Irrevocable Trust II - 0
Shared power to dispose or to direct the disposition:
Edward Jay Kreps - 2,149,984
Revocable Trust - 149,984
Irrevocable Trust I - 1,000,000
Irrevocable Trust II - 1,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Edward Jay Kreps: Edward Jay Kreps, Edward Jay Kreps, Self (05/15/2025)
- Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust: Edward Jay Kreps, Edward Jay Kreps, Trustee (05/15/2025)
- Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust: Jamaica Hutchins Kreps, Jamaica Hutchins Kreps, Trustee (05/15/2025)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Edward Jay Kreps, Edward Jay Kreps, Investment Trustee (05/15/2025)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Jamaica Hutchins Kreps, Jamaica Hutchins Kreps, Investment Trustee (05/15/2025)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Edward Jay Kreps, Edward Jay Kreps, Investment Trustee (05/15/2025)
- GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 9/26/2019: Jamaica Hutchins Kreps, Jamaica Hutchins Kreps, Investment Trustee (05/15/2025)